MAUI LAND & PINEAPPLE COMPANY, INC
ANNUAL REPORT
1998

CONTENTS

Letter to Shareholders                                          2
Pineapple                                                       4
Resort                                                          5
Commercial & Property                                           6
Independent Auditors' Report                                    7
Consolidated Balance Sheets                                     8
Consolidated Statements of Operations and Retained Earnings    10
Consolidated Statements of Cash Flows                          11
Notes to Consolidated Financial Statements                     12
Common Stock                                                   19
Selected Financial Data                                        20
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                21
Officers and Directors                          inside back cover






THE COMPANY

     Maui Land & Pineapple Company, Inc., a Hawaii corporation organized in 1909, is a land-holding and operating company with several wholly owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its wholly owned subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

     The Company owns approximately 28,600 acres of land on the island of Maui, of which about 8,100 acres are used directly or indirectly in the Company's operations. The Company employed approximately 2,030 people in 1998 on a year-round or seasonal basis.

     Maui Pineapple Company, Ltd. is the operating subsidiary for Pineapple. Its canned pineapple, pineapple juice, and fresh pineapple are found in supermarkets throughout the United States. The canned pineapple products are sold as store-brand pineapple with 100% HAWAIIAN U.S.A. imprinted on the can lid. In addition, the products are sold through institutional, industrial and export distribution channels.

     Kapalua Land Company, Ltd. is the development and operating subsidiary for the Kapalua Resort. The Kapalua Resort is a master-planned golf resort community on Maui's northwest coast. The property encompasses 1,650 acres bordering the ocean with three white sand beaches.

     Commercial & Property includes the operations of various properties, including Kaahumanu Center, the largest retail and entertainment center on Maui. It also includes the Company's land entitlement and management activities and land sales that are not part of the Kapalua Resort.







On the cover: Pineapple field overlooking Kapalua Resort with the island of Molokai in the background



Printed in Hawaii


10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the Securities and Exchange Commission
(excluding certain exhibits) may write to:

     Corporate Secretary
     Maui Land & Pineapple Company, Inc.
     P. O. Box 187
     Kahului, Hawaii 96733-6687


OFFICES
Corporate Offices                    Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.  Maui Pineapple Company, Ltd.
P. O. Box 187                        P. O. Box 4003
Kahului, Hawaii  96733-6687          Concord, California  94524-
4003
Telephone:  808-877-3351             Telephone:  510-798-0240
Fax:  808-871-0953                   Fax:  510-798-0252
www.mauiland.com

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96733-6687
Telephone:  808-877-3351
Fax:  808-871-0953
www.pineapplehawaii.com

Kapalua Land Company, Ltd.
1000 Kapalua Drive
Kapalua, Hawaii  96761-9028
Telephone:  808-669-5622
Fax:  808-669-5454
www.kapaluamaui.com

Kaahumanu Center
275 Kaahumanu Avenue
Kahului, Hawaii   96732-1612
Telephone:  808-877-3369
Fax:  808-877-5992
www.maui.net/~kcenter/

Transfer Agent & Registrar           Independent Auditors

ChaseMellon Shareholder Services     Deloitte & Touche LLP
85 Challenger Road                   1132 Bishop Street, Suite 1200
Ridgefield Park, New Jersey   07660  Honolulu, Hawaii   96813-2870
Telephone:  800-356-2017             Telephone:  808-543-0700


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                      1998            1997        1996
                             (Dollars in Thousands Except Per Share Amounts)

REVENUES
  Pineapple                      $   97,658     $   90,949     $ 95,700
  Resort                             41,929         40,338       35,676
  Commercial & Property               4,087          5,065        4,850
  Corporate                              37            146          109

Total                               143,711        136,498      136,335

INCOME (LOSS) BEFORE
  EXTRAORDINARY LOSS                  4,340            863         (747)

NET INCOME (LOSS)                     3,596            863         (747)

PER COMMON SHARE
  Income (Loss) Before
    Extraordinary Loss                  .60            .12         (.10)

  Net Income (Loss)              $      .50     $      .12     $   (.10)

AVERAGE COMMON
  SHARES OUTSTANDING              7,188,500      7,188,500    7,188,500

TOTAL ASSETS                     $  136,247     $  135,507     $132,851

CURRENT RATIO                          2.14           2.20         2.23

LONG-TERM DEBT and
  CAPITAL LEASES                 $   23,592     $   29,435     $ 28,898

STOCKHOLDERS' EQUITY                 62,492         58,896       58,033

STOCKHOLDERS' EQUITY PER
  COMMON SHARE                   $     8.69     $     8.19         8.07

EMPLOYEES                             2,030          2,270        2,160


All references to the number of common shares and per share amounts have been restated to reflect the May 1, 1998 four-for-one common stock split.


TO OUR SHAREHOLDERS and EMPLOYEES:

       Maui Land & Pineapple Company continued to make progress in terms of financial results in 1998. Net profit increased from $863,000 in 1997 to $3,596,000 in 1998. We are pleased and gratified with the improvements made in the Company's operations over the last five years. For the first time since 1993, the Company has the ability to pay a reasonable dividend to shareholders. While 1998 net profit represents a 6% return on beginning shareholder's equity, it remains short of our goal for the Company of 10% to 15% return on equity. Our primary focus will remain on achieving an appropriate level of profitability for the Company.
     The 1998 net profit of $3.6 million included net income from the sale of a 75-acre parcel in Plantation Estates Phase II at Kapalua in December of 1998. Land sales contributed approximately $2.9 million to net income in 1998 compared to about $3.3 million in 1997. The increase in net income in 1998 also resulted from higher operating profits from Pineapple and Kapalua Resort operations, which more than offset lower results from the Commercial & Property segment. In December of 1998, the Company retired $20 million of 8.86% senior unsecured notes with a $15 million bridge loan and cash generated by the Company's operations. The prepayment premium of $1.2 million has been accounted for as an extraordinary loss of $744,000, net of an income tax credit of $456,000.
     Cash provided by operating activities increased from $3.5 million in 1997 to $17.6 million in 1998. The increase on a year-to-year basis is attributable to improved operating results and cash flows in the Pineapple and Resort divisions. As a result, the Company reduced its total debt, including capital leases, by $6.2 million, from $32.5 million at year-end 1997 to $26.3 million in 1998. Taking into account the Company's $3.4 million year-end cash position, the debt level is close to our goal for debt and financial leverage of $20 to $22 million. The Company will benefit from the reduced level of debt in terms of reduced interest expense. In addition to refinancing of the $20 million 8.86% notes mentioned above, another transaction was accomplished that will serve to reduce the Company's interest expense. Effective January 1, 1999, the interest rate on the 8.25% mortgage note on Napili Plaza was renegotiated to 7.25%.
     The Pineapple division produced by far the bulk of the 1998 profit improvement from 1997. Operating profits rose from $2.1 million in 1997 to $5.5 million in 1998. Part of the improved results was due to a partial liquidation of LIFO inventories in 1998, which reduced cost of sales by $1.6 million. Cost of sales were also reduced as a result of lower per unit production costs because of improved recoveries and cost reduction measures implemented by the Pineapple division. Pineapple revenues of $97.7 million were up 7% from 1997 because of higher sales volume of canned pineapple products and a firming of prices throughout the year, resulting in an increase in average prices over 1997. Weather-related problems in some of the major pineapple producing areas of the world resulted in low inventories of canned pineapple in 1998. Revenue contribution from fresh fruit sales increased by 7% in 1998 in spite of a decline in the number of visitors to Hawaii and intense competition from local pineapple growers.
     The Kapalua Resort division generated improved financial results in 1998 with operating profits of $5.2 million, or $1.5 million higher than 1997. Reopening of The Kapalua Bay Hotel, which was closed for part of 1997 for restoration work, contributed to 1998 results in terms of additional ground rents and an overall increase in visitor traffic. Lower marketing costs coupled with increased revenue and operating profit from most of the other departments in the Resort division also contributed to improved 1998 results. Gains from land sales contributed $1 million less to Resort operating profit in 1998 than 1997.
     We were pleased with the success of the Mercedes Championships, the opening event of the PGA TOUR season, which we hosted for the first time in January 1999. Television coverage was excellent, spectator attendance was at an all-time high and many local charities benefited from the distribution by the tournament's non-profit host organization, Kapalua Maui Charities, Inc.
     The Commercial & Property segment struggled with difficult market conditions in 1998 related to both the Hawaii economy and an over-built retail market. Losses attributable to Kaahumanu Center increased by approximately $100,000 in 1998 to $1 million. Cash flow for Kaahumanu Center just about broke even and, fortunately, did not require cash contributions from the partners. Napili Plaza showed improved financial results with an operating profit of $268,000 for 1998 in spite of new competition in the Napili area.
     The project to expand the Kahului Airport runway from 7,000 ft. to 9,600 ft. moved forward in 1998 through the county, state and federal government agencies. Pending State Land Use Commission hearings, the next step is to complete required approval processes through the county's Planning Department and the Maui County Council. Until this infrastructure is approved and permitted to be constructed, sales of our mainland Jet Fresh whole pineapple, as well as other Maui agricultural products are limited by lack of cargo capacity. Completion of this project is also a key component to the health of Maui's visitor and retail trades. Successful realization and completion of the runway expansion will depend on the community working together in 1999 to support this necessary and important infrastructure project.
     In 1998, the Company's Pineapple division continued to make progress in new product development. Early sales results by Maui retailers of our new fresh cut product, pineapple wedges and chunks packaged in plastic containers, have been strong. We are expanding test distribution to Oahu and the continental United States. The Pineapple division has been experimenting with a variety of fresh Hawaiian grown produce and we are pleased with the progress made in this area. In 1998, we identified potential sources of pineapple in Central America and, in 1999, we are negotiating long-term alliances.
     The Resort division outlook for 1999 is expected to be positive, although the visitor industry continues to have difficulty with reduced eastbound traffic. Coconut Grove on Kapalua Bay, a 36-unit condominium project to be constructed on the 12-acre parcel adjacent to The Kapalua Bay Hotel, will be a major focus of attention in 1999 as we move toward construction. Construction of the new Village Course Clubhouse and Kapalua Golf Academy will be underway shortly. We expect this project to significantly enhance the golf experience Kapalua provides. Starwood Hotels and Resorts assumed management of The Kapalua Bay Hotel in February of 1999; we feel this change was timely and will produce positive results for Kapalua.
     Leasing activity at Kaahumanu Center continues to be strong with several proposals pending and others in the negotiation stage. In early 1999, an advertising contract was awarded to create a new graphic image and appropriate media placement for the visitor market.
     In May of 1998, the Company's common stock was split four-for-one and began trading on the American Stock Exchange under the symbol "MLP." We believe our shareholders have benefited from the stock split and Amex listing as it has resulted in wider public trading of our stock, a reduced spread between the ask and bid prices and greater reliability of information on share price and trading.
     We enter 1999 with confidence that we have made solid progress in positioning our Pineapple and Resort businesses for improved financial results. Our Commercial segment will be a challenge as we work to improve performance of Kaahumanu Center. In 1999, we will remain focused on the Company's goals and on the challenges and opportunities ahead of us. In February of 1999, in view of our 1998 profits, the Company's Board of Director's declared a dividend of 12.5 cents per share.
     We express our gratitude to our shareholders for their support and to our employees for their commitment and accomplishments.




/S/ MARY C. SANFORD
Mary C. Sanford
Chairman


/S/ GARY L. GIFFORD
Gary L. Gifford
President & CEO

February 12, 1999



PINEAPPLE

     The Pineapple division reported an operating profit in 1998, before allocated interest and income taxes, of $5.5 million, $3.4 million higher than 1997. This was Pineapple's third consecutive year of profitability and the division's best financial results since 1988.
     Pineapple revenue for 1998 was $97.7 million, up 7% from 1997. Canned pineapple provided 89% of total sales, with case sales volume increasing 3% over 1997 levels. Pricing firmed throughout the year, resulting in an increase in average prices over 1997.
     Case sales volume of grocery fruit, the largest category within the canned fruit product line, increased by 9%, followed by an 8% increase in institutional fruit. Government fruit sales declined 17%, which was offset by smaller gains in other categories, resulting in the overall case volume increase of 4%.
     Juice case volume declined slightly, while grocery juice, the largest category, remained consistent with the 1997 level despite downward sales trends in other types of canned fruit juices. We expect the trend of overall sales decline in canned fruit juices to continue and are exploring alternatives for pineapple juice.
     Sales of fresh fruit increased 7% over 1997 to $8 million, due primarily to increased volume. Sales of fresh fruit in Hawaii made a strong financial contribution in spite of a downturn in the visitor industry and intense competition from local pineapple growers. The mainland Jet Fresh fruit program, while profitable, continues to be faced with transportation problems due to limited cargo capacity out of Kahului Airport. We expect Jet Fresh sales volume to increase if certain governmental and environmental hurdles are overcome and the Kahului Airport runway expansion is completed.
     The division had an excellent production year as tonnage and unit cases per ton of fruit processed (recovery) were higher than expected. Higher tonnage and recovery were primarily due to good agricultural practices, efficient use of irrigation systems, and excellent harvesting and packing control at the plantations and the cannery. Overall, the plantations experienced a drier year than normal. Rainfall at every key rain gauge station on both plantations was recorded at levels below the five-year historical average.
     In 1998, the division continued to reduce its production costs by not planting unreliable fields with a history of low yields. As a result, we expect tonnage to be modestly lower and anticipate achieving higher average quality fruit. In addition, we expect to harvest more second ratoon crops in the future. Production costs were also reduced by consolidating certain departments and by an early retirement program. The early retirement program resulted in a one-time charge of $320,000 to general and administrative expense in 1998. Additional cost reductions may be made in 1999 and future years.
     We continue to monitor canned pineapple imports into the United States. Through November 1998, the year-to-date case volume of imported canned pineapple fruit, juice and concentrate decreased 20%, 2% and 22%, respectively, from 1997. This reduction was primarily due to problems ranging from drought to floods in the major pineapple producing areas of Thailand, Indonesia and the Philippines. Imports from Thailand and Indonesia also were reduced by problems related to the devaluation of local currencies. Many companies in the major pineapple producing areas increased their
plantings in 1998.   Therefore, we expect competition to intensify
when these plantings reach maturity. Accordingly, we expect an increase in import case volume into the U.S. market as early as the middle of 1999.
     Antidumping duties were in effect on canned pineapple fruit from Thailand throughout 1998. Many larger Thai pineapple companies had their antidumping duties reduced significantly through the annual review process. The U.S. Department of Commerce has begun its third annual review. We anticipate the announcement of preliminary dumping margins and tariffs to be made in April 1999 with final results expected in July 1999. We do not expect any significant changes in the current duty structure in 1999.
     We are making progress in new product and business development. In 1998, we introduced our new fresh cut product consisting of fresh cut wedges and chunks of pineapple in plastic containers to the Maui grocery market. Retail trade response has been excellent and early sales results by Maui retailers are stronger than projected. These results are encouraging and the knowledge gained in this test market will help us as we introduce this new product in the continental United States in 1999.
     Sales from Premium Tropicals International, a joint venture between our subsidiary, Royal Coast Tropical Fruit Company, Inc., and Indonesia's P.T. Great Giant Pineapple Company, continue to be somewhat below expectations. Weather-related problems in Indonesia, which resulted in low fruit supply, as well as the political and economic difficulties in that area have reduced the volume of cases available for sale. We expect the fruit supply to increase in 1999 and hope the political and economic environment will improve.
     Royal Coast Tropical Fruit Company imports and sells fresh pineapple from Central America and a variety of fresh Hawaiian produce. Although 1998 sales were somewhat below expectations, we are pleased with the progress made in some of the smaller specialty products, such as Hawaiian papayas. In 1998, we made progress in positioning ourselves for long-term development in Central America in anticipation of increasing our pineapple sales volume from this source.
     The Pineapple division's primary focus in 1999 will be to improve competitiveness and profitability by emphasizing cost reductions in operations, maximizing yields and improving recovery. Significant resources will be directed toward the fresh cut products where customer demand is growing. Sales and marketing objectives will be to achieve the highest return from sales of 100% HAWAIIAN U.S.A. canned pineapple and to expand sales through the Royal Coast Tropical Fruit Company label and the Premium Tropicals International joint venture.
     We expect 1999 to be a challenging year as we continue to expand and improve our business.



RESORT

     The Resort division showed continued financial improvement in 1998 with an operating profit, before allocated interest and taxes, of $5.2 million compared with $3.8 million in 1997. Both resort development and resort operations contributed about equally to the 1998 operating profit.
     As expected, substantially all resort development profit came from the sale of a 75-acre parcel in Plantation Estates Phase II in December 1998. The buyer has consolidated the original plan of two-acre lots into a single lot for family use that may be subdivided into a maximum of eight large ranch estate lots. Resort development profit in 1998 also included the prepayment of a note receivable by The Ridge Homeowners Association related to their purchase of the fee interest underlying the condominiums in 1989.
     Although it is not reflected in financial results for 1998, there was significant progress in our resort development plans, particularly related to two very important projects - The Village Course Clubhouse and Kapalua Golf Academy, and Coconut Grove on Kapalua Bay.
     In January 1999, we held the formal blessing and groundbreaking for the new clubhouse and golf academy. The $15 million development includes a new 27,000 sq.ft. clubhouse, world-class practice facility, 18-hole putting course and two 8,000 sq.ft. commercial retail parcels. The practice facility designed by Hale Irwin is expected to be completed by year-end while the clubhouse should be open in mid-2000. In addition to significantly enhancing Kapalua's golf experience, this project will provide a foundation and anchor for a planned Town Center commercial development.
     In November 1998, we received Special Management Area approval from the Maui Planning Commission for the 36 luxury beachfront condominiums called Coconut Grove on Kapalua Bay. Our 50/50 partner is Lend Lease Real Estate Investment Inc., owner of The Kapalua Bay Hotel. Presales are expected to begin in the second quarter of this year with construction scheduled to start this summer. Profits from the sales of condominiums are expected to be recognized in the year 2000 when construction will be completed. Designed by award-winning architect Mark Scheurer, Coconut Grove on Kapalua Bay represents our first condominium development at Kapalua in nearly 20 years and a new standard of quality for the resort residential community.
     Real estate resale activity for Kapalua followed the overall trend for Maui resort real estate with an increase of 28% in total dollar volume in 1998 compared to 1997. Kapalua Realty continued to maintain a dominant market share of the resort sales volume.
     Unlike the real estate trend, the visitor industry struggled in 1998 from a significant decline in eastbound visitors caused by the general economic crisis in Asia. This had the greatest impact on Oahu and the Waikiki hotels that rely heavily on the Japanese market. Maui, however, was able to offset this decline with an increase in westbound traffic and finished 1998 with a slight increase in full-year occupancy. Kapalua occupancy increased about 6% in 1998, mostly from The Kapalua Bay Hotel having a full year of operation since its renovation.
     As expected, profits from resort operations increased significantly in 1998 due in part to the re-opening of The Kapalua Bay Hotel, which had been closed for restoration work during part of 1997, and reduced marketing costs from not having a major, nationally televised golf tournament in 1998. Higher golf green fees, villa rental income, real estate commissions and commercial lease rents also contributed to improved projects.
     In early January 1999, we successfully hosted our inaugural Mercedes Championships and the start of the PGA TOUR season. This prestigious event, featuring the 1998 PGA TOUR champions and a total purse of $2.6 million, was won by David Duval under near-perfect conditions at The Plantation Course. All four rounds were covered by ESPN, telecast prime time on the East Coast, a first for the tournament. Spectator attendance was at an all time high; the final round alone drew a crowd of approximately 10,000 residents and visitors. We look forward to extending our relationship with Mercedes-Benz and the PGA TOUR beyond our initial four-year agreement. The Mercedes Championships is a key element in our strategic plan to position Kapalua among the world's finest golf resort communities. The event played an important role for the community through its impact on local charities that will receive over $180,000 distributed through the tournament's non-profit host organization, Kapalua Maui Charities, Inc.
     In February 1999, Starwood Hotels and Resorts assumed management responsibility for The Kapalua Bay Hotel, which will be positioned as a "Luxury Collection" property. Starwood is one of the world's largest hotel companies with over 650 hotels and brings significant marketing and operational strength to Kapalua. In response to a strong market for hotel investments, the owners of both Kapalua hotels considered selling the properties last year, but discontinued those efforts when the market weakened. Kapalua continues to be well positioned with the offering of two distinctly different luxury hotels (The Ritz-Carlton, Kapalua and The Kapalua Bay Hotel) and a unified resort rental program of over 260 villas and homes (The Kapalua Villas).
     Overall, the outlook for the Resort division remains positive with the resort strategically positioned for continued improvement in both resort operations and development.



COMMERCIAL & PROPERTY

     The Company's Commercial & Property business segment produced an operating loss, before allocation of interest and income taxes, of slightly over $1 million in 1998 compared to an operating loss of $479,000 in 1997. Revenues decreased from $5.1 million in 1997 to $4.1 million in 1998. In 1998, contributions from land sales were significantly lower than 1997.
     The Company's share of joint venture losses from Kaahumanu Center Associates increased from $1,155,000 in 1997 to $1,240,000 in 1998. Combined with management fee revenue and other revenue and expenses, the Company's operating loss attributable to Kaahumanu Center was approximately $1,000,000 in 1998 compared to approximately $900,000 in 1997.
     The losses at Kaahumanu Center, Maui's only regional mall, were higher than the previous year and higher than anticipated for 1998 due primarily to tenant turnover and the timing of new tenant installations. New merchants opening in 1998 included Sam Choy's Kahului, Kids Footlocker, Shades of California and Serendipity. Traffic was strong at the mall with vehicular traffic increasing by 10% over 1997. Tenant sales at Kaahumanu Center increased approximately 1% in 1998 compared to 1997. However, revenues declined by 1.5%, primarily as a result of rent concessions, while expenses remained approximately the same as 1997.
     Napili Plaza, the Company's 44,000 sq.ft. retail shopping and commercial office center in West Maui, showed improved results. Revenues for 1998 were approximately the same as 1997 while expenses declined by 8% from 1997, which resulted in an operating profit of $268,000 for 1998 compared to an operating profit of $207,000 in 1997. While tenant occupancy for 1998 was higher than 1997, tenant sales were down approximately 7%, largely attributable to new competition in the area.
     Operating losses from other property rentals and land management declined from $779,000 in 1997 to $574,000 in 1998. Gains on land sales decreased in 1998 to $221,000 compared to $1,006,000 in 1997.
     In 1998, the Company obtained land use entitlement approvals from the County of Maui for two Company-owned parcels. The first parcel, approximately 2.5 acres in land area, is located within Haliimaile Village and was rezoned to Country Town Business District. The second parcel, approximately 11 acres in area, is located in West Maui and was reclassified to State Urban and rezoned to R-1 Residential District. Rezoning approval is the final step in the lengthy land use entitlement process.
     Land use entitlement approvals for the 11-acre parcel in West Maui were granted pursuant to the applications submitted in December of 1997. A Special Management Area (SMA) Permit application for development of the subject parcel as a 45-lot Kapua Village Employee Subdivision was made at the same time. The SMA Permit application will be processed as a contested case hearing due to opposition to the subdivision by neighboring landowners.
The contested case hearing proceedings will delay commencement of work on the subdivision. It is anticipated that proceedings will conclude sometime during mid-1999 in our favor.
     The partially complete Land and Water Use and Development Plan and Management Information System Database have provided benefits in the daily management of the Company's land and water resources. It is anticipated that the plan and database will be completed in 1999.



INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company,
Inc.:

     We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/S/ DELOITTE & TOUCHE
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 8, 1999
(March 12, 1999, as to fifth paragraph of Note 4)




MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997

                                                1998           1997
                                             (Dollars in Thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                  $  3,447       $  1,611
  Accounts and notes receivable,
    less allowance of $493 and $567
          for doubtful accounts                13,005         12,748
  Inventories
    Pineapple products                          8,380         11,125
    Real estate held for sale                   1,083          1,349
    Merchandise, materials and supplies         6,057          6,239
  Prepaid expenses and other assets             3,659          4,076

  Total Current Assets                         35,631         37,148

NOTES RECEIVABLE--REAL ESTATE SALES                --            370

INVESTMENTS AND OTHER ASSETS                   10,695          9,942

PROPERTY
  Land                                          4,618          4,614
  Land improvements                            45,868         42,761
  Buildings                                    49,708         49,285
  Machinery and equipment                     104,052         98,700
  Construction in progress                      5,721          5,144

  Total Property                              209,967        200,504
  Less accumulated depreciation               120,046        112,457

  Net Property                                 89,921         88,047

TOTAL                                        $136,247       $135,507


                                                1998           1997
                                             (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt          $  2,254       $  2,043
  Current portion of capital lease obligations    499          1,009
  Trade accounts payable                        6,613          6,166
  Customers' deposits                           1,304            950
  Payroll and employee benefits                 4,085          4,637
  Other accrued liabilities                     1,891          2,060

  Total Current Liabilities                    16,646         16,865

LONG-TERM LIABILITIES
  Long-term debt                               22,913         28,257
  Capital lease obligations                       679          1,178
  Accrued retirement benefits                  22,920         22,364
  Equity in losses of joint venture             7,969          6,655
  Other noncurrent liabilities                  2,628          1,292

  Total Long-Term Liabilities                  57,109         59,746

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock--no par value, 7,200,000 shares
    authorized, 7,188,500 shares issued
    and outstanding                            12,318         12,318
  Retained earnings                            50,174         46,578

  Stockholders' Equity                         62,492         58,896

TOTAL                                        $136,247       $135,507

See Notes to Consolidated Financial Statements

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 1998, 1997 and 1996


                                  1998           1997            1996
                           (Dollars in Thousands Except Per Share Amounts)
REVENUES
Net sales                       $113,391       $101,421       $106,666
Operating revenue                 29,123         29,058         28,062
Other income                       1,197          6,019          1,607

Total Revenues                   143,711        136,498        136,335

COSTS AND EXPENSES
Cost of goods sold                76,049         72,200         75,279
Operating expenses                26,168         26,027         24,030
Shipping and marketing            16,673         18,053         19,185
General and administrative        15,094         14,600         14,507
Equity in losses of joint ventures 1,160          1,211            882
Interest                           3,039          3,045          3,575

Total Costs and Expenses         138,183        135,136        137,458

INCOME (LOSS) BEFORE
  INCOME TAXES AND
  EXTRAORDINARY LOSS               5,528          1,362         (1,123)

INCOME TAX EXPENSE (CREDIT)        1,188            499           (376)

INCOME (LOSS) BEFORE
  EXTRAORDINARY LOSS               4,340            863           (747)

EXTRAORDINARY LOSS, NET OF
  INCOME TAX CREDIT OF $456         (744)            --             --

NET INCOME (LOSS)                  3,596            863           (747)

RETAINED EARNINGS,
  BEGINNING OF YEAR               46,578         45,715         46,552
CASH DIVIDENDS                        --             --            (90)

RETAINED EARNINGS, END OF YEAR    50,174         46,578         45,715

 PER COMMON SHARE
  Income (Loss) Before
    Extraordinary Loss               .60            .12           (.10)
  Extraordinary Loss,
    Net of Income Tax Credit        (.10)            --             --

  Net Income (Loss)                  .50            .12           (.10)

  Cash Dividends                $     --       $     --       $    .01

Average Common
Shares Outstanding              7,188,500      7,188,500         7,188,500

See Notes to Consolidated Financial Statements.


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998, 1997 and 1996

                                    1998         1997            1996
                                         (Dollars in Thousands)
OPERATING ACTIVITIES
Net income (loss)               $  3,596       $    863       $   (747)
Adjustments to reconcile
  net income (loss) to net cash
   provided by operating activities
  Depreciation                     8,176          8,041          8,606
  Undistributed equity in
    losses of joint ventures       1,194          1,211          1,010
  Gain on property disposals        (627)        (5,254)          (812)
  Deferred income taxes             (523)          (313)          (389)
  (Increase) decrease in
    accounts receivable             (526)         1,446         (1,105)
  (Increase) decrease
         in inventories            5,193         (1,219)         3,191
  Increase (decrease) in
    trade payables                  (420)        (1,356)         1,602
  Net change in other operating assets
    and liabilities                1,568             34            398

NET CASH PROVIDED BY
  OPERATING ACTIVITIES            17,631          3,453         11,754

INVESTING ACTIVITIES
Purchases of property            (8,230)        (8,388)        (5,284)
Proceeds from sale of property      634          5,882            845
Distributions from joint ventures    --          1,460            712
Contributions to joint ventures    (425)        (1,030)            --
Payments for other investments   (1,632)        (1,815)          (437)
Proceeds from surrender of
  insurance policies                 --             --          3,125
Reimbursement from Kaahumanu
  Center Associates                  --             --            328

NET CASH USED IN
  INVESTING ACTIVITIES           (9,653)        (3,891)          (711)

FINANCING ACTIVITIES
Proceeds from long-term debt     30,647         23,891         18,800
Payments of long-term debt      (35,780)       (20,991)       (28,097)
Payments on capital lease
  obligations                    (1,009)        (1,304)        (1,369)
Dividend paid                         --             --           (90)

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES           (6,142)          1,596       (10,756)

NET INCREASE IN CASH              1,836           1,158           287

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR            1,611             453           166

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                $ 3,447        $  1,611       $   453



Supplemental Disclosures of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1.   Cash paid during the year (in thousands):

   Interest (net of
     amount capitalized)        $  4,809       $  3,235       $  3,751
   Income taxes                      984            335            301

2. Capital lease obligations of $739,000 in 1997 and $1,092,000 in 1996 were incurred for new equipment.

3.   Effective December 31, 1997, the Company's investment in
     Plantation Club Associates (PCA) was liquidated and the Company assumed PCA's remaining assets totaling $1.4 million (see Note 3 to Consolidated Financial Statements).



See Notes to Consolidated Financial Statements.




MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
     The consolidated financial statements include the accounts of Maui Land & Pineapple Company, Inc. and its wholly owned subsidiaries, primarily Maui Pineapple Company, Ltd. and Kapalua
Land Company, Ltd. Significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include cash on hand, deposits in banks and commercial paper with original maturities of three months or less.

INVENTORIES
     Inventories of tinplate, cans, ends and canned pineapple products are stated at cost, not in excess of market value, using the dollar value last-in, first-out (LIFO) method.
     The costs of growing pineapple are charged to production in the year incurred rather than deferred until the year of harvest. For financial reporting purposes, each year's total cost of growing and harvesting pineapple is allocated to products on the basis of their respective market values; for income tax purposes, the allocation is based upon the weight of fruit included in each product.
     Real estate held for sale is stated at the lower of cost or fair value less cost to sell.
     Merchandise, materials and supplies are stated at cost, not in excess of market value, using retail and average cost methods.

INVESTMENTS AND OTHER ASSETS
     Cash surrender value of life insurance policies are reflected net of loans against the policies.
     Investments in joint ventures are generally accounted for using the equity method.

PROPERTY AND DEPRECIATION
     Property is stated at cost. Major replacements, renewals and betterments are capitalized while maintenance and repairs that do not improve or extend the life of an asset are charged to expense as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are written off and the resulting gains or losses are included in income. Depreciation is provided over estimated useful lives of the respective assets using the straight-line method.

POSTRETIREMENT BENEFITS
     The Company's policy is to fund pension cost at a level at least equal to the minimum amount required under federal law, but not more than the maximum amount deductible for federal income tax purposes.
     Deferred compensation plans for certain management employees provide for specified payments after retirement. The present value of estimated payments to be made were accrued over the period of active employment. On October 1, 1998, these plans were terminated (see Note 5 to Consolidated Financial Statements).
     The estimated cost of providing postretirement health care and life insurance benefits is accrued over the period employees render the necessary services.

REVENUE RECOGNITION
     Revenue from the sale of pineapple is recognized when title to the product is transferred to the customer. The timing of the transfer of title varies according to the shipping and delivery terms of the sale.
     Sales of real estate are recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured and risks of ownership have passed to the buyer.

INTEREST CAPITALIZATION
     Interest costs are capitalized during the construction period of major capital projects.

ADVERTISING AND RESEARCH AND DEVELOPMENT
     The costs of advertising and research and development activities are expensed as incurred.

LEASES
     Leases that transfer substantially all of the benefits and risks of ownership of the property are accounted for as capital leases. Amortization of capital leases is included in depreciation expense. Other leases are accounted for as operating leases.

INCOME TAXES
     The Company's provision for income taxes is calculated using the liability method. Deferred income taxes are provided for all temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

EARNINGS PER COMMON SHARE
     Earnings per common share is computed using the weighted average number of shares outstanding during the period. The Company has no dilutive potential common shares outstanding. All references to shares outstanding and per share amounts for prior periods have been restated to reflect the four-for-one split of the Company's common stock that was effected on May 1, 1998.

2.   INVENTORIES
     Pineapple product inventories were comprised of the
following components at December 31, 1998 and 1997:
                                        1998              1997
                                        (Dollars in Thousands)

     Finished Goods                  $  5,979          $ 8,977
     Work In Progress                     839              823
     Raw Materials                      1,562            1,325

     Total                           $  8,380          $11,125

     The replacement cost of pineapple product inventories at year-end approximated $19 million in 1998 and $25 million in 1997. In 1998 and 1996, there were partial liquidations of LIFO inventories; thus, cost of sales included prior years' inventory costs, which were lower than current costs. Had current costs been charged to cost of sales, net income for 1998 would have decreased by $1,360,000 or $.19 per share and the net loss for 1996 would have increased by $795,000 or $.11 per share.


3.   INVESTMENTS AND OTHER ASSETS
     Investments and Other Assets at December 31, 1998 and 1997 consisted of the following:

                                        1998            1997
                                       (Dollars in Thousands)
     Deferred Costs                   $ 6,230         $ 5,780
     Cash Surrender Value of Life
       Insurance Policies (net)           515             532
     Prepaid pension asset              2,247           2,392
     Other                              1,703           1,238

     Total                            $10,695         $ 9,942

     Deferred costs are primarily intangible predevelopment costs related to various projects at the Kapalua Resort, which will be allocated to future development projects.
     Cash surrender value of life insurance policies are stated net of policy loans totaling $597,000 and $892,000, respectively, at December 31, 1998 and 1997.

PLANTATION CLUB ASSOCIATES
     Plantation Club Associates (PCA) was an unincorporated joint venture in which Kapalua Land Company, Ltd. (Kapalua) was the managing venturer. Profits and losses of the joint venture were allocated based on estimated distributions to the partners, which was 85% to Kapalua and 15% to the other partner. The partnership agreement required that all major decisions receive unanimous approval of the partners.
     In 1997, the three remaining lots in Plantation Estates Phase I were sold and the partners concluded an agreement to liquidate PCA as of December 31, 1997. After distribution of the joint venture's cash to the partners, Kapalua assumed PCA's remaining assets of $1.4 million, primarily land and planning costs for Plantation Estates Phase II.
     Summarized operating information for PCA for the years ended December 31, 1997 and 1996 follows:

                                   1997         1996
                                    (Dollars in Thousands)

Revenues                         $ 1,823        $   560
Costs and Expenses                 1,850            397

Net Income (Loss)                $   (27)       $   163

     Kapalua's pre-tax share of the joint venture's net income
(loss) was $(56,000) for 1997 and $128,000 for 1996.  These
amounts include expenses incurred by the Company related to the investment, primarily amortization of capitalized interest cost. The Company received cash distributions from PCA of $1,460,000 in 1997 and $850,000 in 1996.

KAPTEL ASSOCIATES
     Kapalua Investment Corp. (KIC), a wholly owned subsidiary of Maui Land & Pineapple Company, Inc., was a 25% general partner in Kaptel Associates, the partnership that owned The Ritz-Carlton, Kapalua Hotel. In February of 1995, Kaptel defaulted on its $186 million non-recourse financing arrangement. NI Hawaii Resorts, Inc. (NI), the major general partner, acquired the indebtedness and on October 31, 1995, the partners of Kaptel concluded an agreement to dissolve the partnership. KIC transferred its interest in the partnership to NI.
     The Company leased the 36-acre hotel site to Kaptel under a long-term lease. In 1990, the Company borrowed $4,750,000 from Kaptel for construction of certain off-site improvements related to the hotel property. Principal and interest payments on the loan were payable solely from rental income receivable by the Company under the hotel ground lease. The lease was renegotiated with the hotel owner, effective January 1, 1996. The renegotiated lease subordinates the Company's fee interest to a $65 million first mortgage and requires that ground rents be applied against the off-site loan with any balance remaining on the loan at January 1, 1999 to be canceled. For accounting purposes, the off-site loan was offset against the cost of the off-site improvements as of December 31, 1995, and the Company will not recognize any income from the ground lease until January 1, 1999.

KAAHUMANU CENTER ASSOCIATES
     In June 1993, Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company as general partner and the Employees' Retirement System of the State of Hawaii (ERS) as a limited partner. The Company contributed the then existing shopping center, subject to a first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership.
     The expansion and renovation were substantially complete by the end of November 1994. Effective April 30, 1995, the ERS converted its $30.6 million loan to an additional 49% ownership in KCA. Effective with conversion of the ERS loan, the Company and ERS each have a 50% interest in KCA and the Company has accounted for its investment in KCA by the equity method.
     The Company has a long-term agreement with KCA to manage Kaahumanu Center. The agreement provides for certain performance tests, which if not met, could result in termination of the agreement. The tests were not met in 1998, but termination of the agreement is not presently being considered. KCA does not have any employees. As manager, the Company provides all administrative and on-site personnel and incurs other costs and expenses, primarily insurance, which are reimbursable by KCA.
The Company generates a portion of the electricity used by Kaahumanu Center. In 1998, 1997 and 1996, reimbursements from KCA for payroll and other costs and expenses totaled $2,303,000, $2,240,000 and $2,391,000, respectively, and the Company charged KCA $2,402,000, $2,574,000 and $2,621,000, respectively, for electricity and management fees. At December 31, 1998 and 1997, $333,000 and $430,000, respectively, were due to the Company from KCA for management fees, electricity and reimbursable costs.
     Summarized balance sheet information for KCA as of December 31, 1998 and 1997 and operating information for each of the three years ended December 31, 1998 follows:

                                  1998          1997
                                  (Dollars in Thousands)

Current assets                  $  1,039     $   923
Property and equipment, net       73,861      76,539
Other assets, net                  2,311       2,493

Total Assets                      77,211      79,955

Current liabilities                2,200       1,454
Noncurrent liabilities            61,366      62,376

Total Liabilities                 63,566      63,830

Partners' Capital               $ 13,645     $16,125

                                  1998          1997         1996

Revenues                        $ 13,625     $13,945     $ 13,677
Costs and Expenses                16,104      16,255       15,697

Net Loss                        $  2,479     $ 2,310     $  2,020

     The Company's share of losses from KCA was $1,240,000, $1,155,000 and $1,010,000, respectively, for 1998, 1997 and 1996.
ERS and the Company each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). For the purpose of calculating preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on May 1, 1995. The Company's preferred return is subordinate to the ERS preferred return. As of December 31, 1998, the accumulated unpaid preferred return was $8.8 million each for ERS and the Company. Pursuant to cash calls, the partners each contributed $830,000 to the partnership in 1997.
     The Company's investment in KCA is a negative $8 million at December 31, 1998. The negative balance is a result of recording the Company's initial contribution in 1993 at net book value of the assets contributed, reduced by the related debt.

4.   BORROWING ARRANGEMENTS
     Short-term bank lines of credit available to the Company at December 31, 1998 were $2 million. These lines provide for interest at the prime rate (7.75% at December 31, 1998) plus 1/4% to 1%. There were no borrowings under these lines at December 31, 1998, but $667,000 in letters of credit were reserved against these lines to secure the Company's deductible portion of insurance claims administered by various insurance companies.
     During 1998, 1997 and 1996, the Company had average borrowings outstanding of $33 million, $32.8 million and $36.5 million, respectively, at average interest rates of 8.9%, 8.8% and 8.9%, respectively.
     Long-term debt at December 31, 1998 and 1997 consisted of the following (interest rates represent the rates at December
31):
                                             1998         1997
                                           (Dollars in Thousands)
Bridge loan, 8%                            $ 15,000     $    --
Senior unsecured notes, 8.86%                    --      20,000
Mortgage loan, 8.25%                          4,886       4,948
Equipment loans, 7.23% to 8.24%
  and 8.14% to 8.68%                          3,918       4,335
Other 6.76% to 8.46% and 8.45%                1,363       1,017

Total                                        25,167      30,300
Less portion classified as current            2,254       2,043

Long-term debt                             $ 22,913     $28,257

     On December 31, 1998, the $20 million of 8.86% senior unsecured notes were retired with a $15 million bridge loan (7.3% at January 4, 1999) and cash generated by the Company's operations. Principal payments on the $20 million loan were due from 1999 through 2003. A prepayment penalty of $1.2 million was paid for early extinguishment of the 8.86% notes and has been accounted for as an extraordinary loss of $744,000 (net of income tax credit of $456,000).
     On March 12, 1999, the Company accepted a commitment for a senior secured term loan facility. Under the terms of the commitment, the Company may borrow up to $15 million for periods of five or ten years with interest rates approximating 2% to 3% above certain comparable term U. S. Treasury issues. The facility will contain financial maintenance covenants, at levels to be determined, and will be collateralized by certain parcels of the Company's real estate. The Company intends to use the proceeds from the senior secured term loan facility to repay the $15 million bridge loan, which is due on April 30, 1999. Accordingly, the $15 million balance has been classified as long-term in the December 31, 1998 balance sheet.
     The Company has a revolving credit agreement with participating banks under which it may borrow up to $15 million in revolving loans through December 31, 1999. Amounts outstanding at that date, at the Company's option, may be converted to a three-year term loan payable in six equal semi-annual installments. In December of 1998, the agreement was amended to include a $15 million development line of credit facility for construction of a new clubhouse and golf academy at Kapalua. The development facility matures in December of 2000.
     Commitment fees of 1/4% are payable on the unused portions of the revolving credit line. At the Company's option, interest on advances under both the revolving credit line and the development facility is at the prime rate or based on a LIBOR rate. The loan is collateralized by the Company's three golf courses at the Kapalua Resort. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels and limits on the incurrence of other indebtedness and capital expenditures. Declaration and payment of cash dividends is restricted to 30% of prior year's net income.
     The mortgage loan is collateralized by the Napili Plaza shopping center and matures on December 31, 2005. Payments are based on a 25-year amortization. Effective January 1, 1999, the interest rate on the loan was amended to 7.25% until January 1, 2002. The interest rate will be adjusted to the lender's then-prevailing rate of interest for such loans as of January 1, 2002 and January 1, 2005.
     The Company has an agreement that provides for term loans that were used to purchase assets for the Company's pineapple operations. The loans are at fixed interest rates and mature through October 2002. The agreement includes certain financial covenants that are similar to those in the Company's revolving credit agreement, plus a requirement for the maintenance of a minimum tangible net worth and debt coverage ratio (as defined).
     Maturities of long-term debt during the next five years, from 1999 through 2003, are as follows: $2,254,000, $1,761,000,
$785,000, $695,000, $183,000.

5.   POSTRETIREMENT BENEFITS
     The Company has defined benefit pension plans and defined benefit postretirement health care and life insurance plans.
     Changes in benefit obligations and changes in plan assets for 1998 and 1997 and the funded status of the plans and amounts recognized in the balance sheets as of December 31 were as follows:

                             Pension Benefits           Other Benefits
                              1998      1997           1998       1997
                                     (Dollars in Thousands)
Change in benefit obligations:
 Benefit obligations at
   beginning of year      $ 31,015  $ 29,654       $ 14,140   $ 13,613
 Service cost                1,240     1,030            411        325
 Interest Cost               2,261     2,161          1,024        991
 Actuarial (gain) loss       2,228       232            481        (38)
 Special termination
   benefits                    314        --             29        --
 Benefits paid              (1,987)   (2,062)          (706)      (751)

 Benefit obligations at
   end of year              35,071    31,015         15,379     14,140

Change in plan assets:
 Fair value of plan assets at
   beginning of year        37,530    32,992             --         --
 Actual return on
   plan assets               6,028     5,742             --         --
 Employer contributions        236       858            706        751
 Benefits paid              (1,987)   (2,062)          (706)      (751)

 Fair value of plan assets at
   end of year              41,807    37,530             --         --

Funded status                6,736     6,515         (15,379)   (14,140)
Unrecognized actuarial gain (3,935)   (3,055)         (3,082)    (3,772)
Unrecognized net
  transition asset          (1,295)   (1,830)             --         --
Unrecognized prior
  service cost                 244       305          (1,324)    (1,471)

Net Amounts recognized       1,750     1,935         (19,785)   (19,383)

Amounts recognized in
 balance sheets consist of:
 Prepaid benefit cost        2,247     2,139             --         --
 Accrued benefit liability    (497)     (457)        (19,785)   (19,383)
 Intangible asset               --       253             --         --

Net amount recognized     $  1,750  $  1,935        $(19,785)  $(19,383)


     Net periodic benefit costs for 1998, 1997 and 1996 included the following components:

                                 1998           1997           1996
                                       (Dollars in Thousands)
Pension benefits:
 Service cost                $ 1,240        $ 1,030        $   982
 Interest cost                 2,261          2,161          2,190
 Expected return on
   plan assets                (2,925)        (2,576)        (2,400)
 Amortization of net
  transition asset              (535)          (535)          (535)
 Amortization of
  prior service cost              61             61             61
 Recognized net
  actuarial (gain) loss            3             16             15
 Special termination benefits    314             --             --

 Net expense                     419            157            313

Other benefits:
 Service cost                    411            325            328
 Interest cost                 1,024            991          1,012
 Amortization of
   prior service cost           (147)          (147)          (147)
 Recognized net
   actuarial (gain) loss        (209)          (300)          (224)
 Special termination benefits     29             --             --

 Net expense                 $ 1,108        $   869        $   969


     Effective September 1, 1998, in an effort to reduce the size of its workforce, the Company offered a voluntary, enhanced early retirement program to employees in the Pineapple and Corporate divisions based on age and years of service. The projected benefit obligation for the pension plans and the net pension expense for 1998 increased by $314,000 and the accumulated postretirement benefit obligation for other benefits and the corresponding net expense for 1998 increased by $29,000 as a result of implementating this program.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefits in excess of plan assets were $846,000, $471,000 and -0-, respectively, as of December 31, 1998, and $1,663,000, $1,309,000 and $851,000, respectively, as of December
31, 1997.
     The benefit obligations for pensions and other postretirement benefits were determined using discount rates of 7% and 7.5%, respectively, as of December 31, 1998 and 1997, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 8% for 1998 and 1997.
     The accumulated postretirement benefit obligation for health care as of December 31, 1998 and 1997 was determined using a health care cost trend rate of 10% in 1995, decreasing by .5% each year from 1995 through 2004 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accrued postretirement benefit obligation by approximately $2,345,000 as of December 31, 1998, and the aggregate of the service and interest cost for 1998 by approximately $203,000; a 1% annual decrease would reduce the accrued postretirement benefit obligation by approximately $1,351,000 as of December 31, 1998, and the aggregate of the service and interest cost for 1998 by approximately $164,000.
     On October 1, 1998, deferred compensation plans that provided for specified payments after retirement for certain management employees were terminated. At the termination date, these employees were given credit for existing years of service and future accruals were discontinued.

6.   OTHER INCOME
     Revenues attributable to real estate sales other than inventory held for sale were $591,000, $5.2 million and $700,000, respectively, in 1998, 1997 and 1996, and were included in Other
Income.

7.   LEASES
LESSEE
     The Company has capital leases, primarily on equipment used in pineapple operations, which expire at various dates through 2002. At December 31, 1998 and 1997, property included capital leases of $1,699,000 and $6,013,000, respectively (accumulated depreciation of $684,000 and $2,403,000, respectively). Future minimum rental payments under capital leases aggregate $1,293,000 (including $115,000 representing interest) and are payable as follows (1999 to 2002): $562,000, $298,000, $272,000, $161,000.
     The Company has various operating leases, primarily for land used in pineapple operations, which expire at various dates through 2012. A major operating lease covering approximately 1,500 acres used primarily for pineapple operations expires on December 31, 1999. Total rental expense under operating leases was $746,000 in 1998, $804,000 in 1997 and $736,000 in 1996.
Future minimum rental payments under operating leases aggregate $2,410,000 and are payable during the next five years (1999 to 2003) as follows: $635,000, $332,000, $255,000, $246,000,
$116,000, respectively, and $826,000 thereafter.

LESSOR
     The Company leases land and land improvements, primarily to hotels at Kapalua, and buildings, primarily to retail tenants. The leases generally provide for minimum rents and, in most cases, percentage rentals based on tenant revenues. In addition, the leases generally provide for reimbursement of common area maintenance and other expenses. Total rental income under these operating leases was as follows:

                                  1998        1997       1996
                                     (Dollars in Thousands)

Minimum rentals                 $  1,694   $  1,575    $ 2,370
Percentage rentals                 1,279      1,140        738

Total                           $  2,973   $  2,715    $ 3,108

     Property at December 31, 1998 and 1997 includes leased property of $20,184,000 and $19,043,000, respectively
(accumulated depreciation of $9,961,000 and $8,770,000, respectively).
     Future minimum rental income aggregates $6,852,000 and is receivable during the next five years (1999 to 2003) as follows:
$1,243,000, $1,072,000, $776,000, $543,000, $443,000,
respectively, and $2,775,000 thereafter.

8.   INCOME TAXES
     The components of the income tax provision (credit) were as follows:

                                  1998      1997      1996
                                   (Dollars in Thousands)
Current
  Federal                       $  1,225  $    931  $     51
  State                               30      (119)      (38)

  Total                            1,255       812        13

Deferred
  Federal                           (415)     (433)     (379)
  State                             (108)      120       (10)

  Total                             (523)     (313)     (389)

  Total provision (credit)      $    732  $    499  $   (376)

     Reconciliation between the total provision (credit) and the amount computed using the statutory federal rate of 34% follows:

                                   1998       1997    1996
                                   (Dollars in Thousands)
Federal provision (credit) at
  statutory rate                $  1,471  $    463  $  (382)
Adjusted for
  State income taxes,
    net of effect on
     federal income taxes            (91)       (5)     (19)
  Appreciated property donation     (721)       --       --
  Other                               73        41       25

  Total income tax
    provision (credit)          $    732  $    499  $  (376)


     Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 1998 and 1997:

                                   1998              1997
                                   (Dollars in Thousands)

Accrued retirement benefits      $  7,216         $ 7,358
Minimum tax credit carryforward     3,566           3,641
Accrued liabilities                 1,279           1,215
Net operating loss carryforward       111           2,134
Allowance for doubtful accounts       176             211
Inventory                             230             264

Total deferred tax assets          12,578          14,823

Deferred condemnation proceeds     (5,998)          (6,397)
Property net book value            (4,333)          (4,546)
Income from partnerships             (881)          (1,363)
Pineapple marketing costs            (409)            (685)
Charitable contributions               --           (1,410)
Other                                (108)             (96)

Total deferred tax liabilitie s   (11,729)         (14,497)

Net deferred tax asset           $    849         $    326

     At December 31, 1998, the Company had federal minimum tax credit carryforwards of $3.6 million.
     In December of 1998, issues regarding the charitable donation of appreciated property in 1989 and 1990 were settled with the Internal Revenue Service. Deferred tax liabilities that will not reverse in the future as a result of the settlement were recognized in 1998 as a credit in the income tax provision.
     The Company's federal income tax returns for 1990 through 1994 are under examination by the Internal Revenue Service. The revenue agent's report on these years has not yet been issued and the Company presently cannot predict the outcome of these examinations.

9.   INTEREST CAPITALIZATION
     Interest cost incurred in 1998, 1997 and 1996 was $3,179,000, $3,214,000 and $3,633,000, respectively, of which
$140,000, $169,000 and $58,000, respectively, was capitalized.

10.  SUBSEQUENT EVENT
     On February 12, 1999, the Company's Board of Directors declared a cash dividend of $.125 per share payable on March 24, 1999.

11.  ADVERTISING AND RESEARCH AND DEVELOPMENT
     Advertising expense totaled $1,397,000 in 1998, $1,592,000 in 1997 and $1,535,000 in 1996. Research and development expenses totaled $815,000 in 1998, $601,000 in 1997 and $543,000 in 1996.

12.  CONTINGENCIES AND COMMITMENTS
     The County of Maui has sued several chemical manufacturers claiming that they are responsible for the presence of a nematocide commonly known as DBCP in certain water wells on Maui. One of the manufacturers has claimed that the Company is required to indemnify it under the terms of a 1978 agreement for the sale of DBCP between the Company and the manufacturer. Another chemical manufacturer claims that if it is liable to the County of Maui, the manufacturer is entitled to indemnification or contribution from the Company, as a former user of the chemical. The Company presently is unable to estimate the range of potential effects of this litigation, if resolved adversely to the Company, on its financial position or its results of operations.
     There are various other claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.
     The Company has guaranteed the payment of up to $10 million of debt service for Kaahumanu Center Associates. The lender will release the guaranty when Kaahumanu Center attains a defined level of net operating income.
     Premium Tropicals International, LLC (PTI) is a joint venture between Royal Coast Tropical Fruit Company, Inc. (a wholly owned subsidiary of Maui Pineapple Company, Ltd.) and an Indonesian pineapple grower and canner. The joint venture markets and sells Indonesian canned pineapple in the United States. The Company is a guarantor of a $3 million line of credit, which supports letters of credit to be issued on behalf of PTI for import trading purposes.

13.  CONCENTRATIONS OF CREDIT RISK
     A substantial portion of the Company's trade receivables results from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral generally is required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

14.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     Except as indicated below, the carrying amount is considered to be the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of certain financial instruments:

Notes Receivable:
     The fair value of these assets was estimated based on rates currently available for similar types of transactions.

Long-Term Debt:
     The fair value of these liabilities was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
     The estimated fair values for these financial instruments at December 31, 1998 and 1997 were as follows:

                                      1998                1997
                                      (Dollars in Thousands)

                              Carrying     Fair    Carrying    Fair
                               Amount     Value     Amount    Value

Notes Receivable              $   255   $   272   $   727   $   688

Long-Term Debt                 25,167    25,189    30,300    30,769

15.  RECLASSIFICATIONS
     Certain amounts for prior years have been reclassified to conform to the presentation for the current year.

16.  BUSINESS SEGMENTS
     The Company's reportable segments are Pineapple, Resort and Commercial & Property. Each segment is a line of business requiring different technical and marketing strategies.
     Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company, and marketing canned and fresh pineapple products.
     Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on Maui.
     Commercial & Property covers non-resort real estate activities, including the Company's investment in Kaahumanu Center Associates, Napili Plaza shopping center, non-resort property rentals and sales and the Company's land entitlement and management activities.
     The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.


                                           Commercial
1998                    Pineapple    Resort  & Property  Other  Consolidated
                                       (Dollars in Thousands)

Revenues (1)             $97,658   $ 41,929   $ 4,087   $   37    $ 143,711

Operating profit
  (loss) (2)(3)            5,480      5,239    (1,085)  (1,067)       8,567
Interest expense          (1,543)    (1,089)     (167)    (240)      (3,039)
Income (loss) before
  income taxes and
  extraordinary loss       3,937      4,150    (1,252)  (1,307)       5,528

Depreciation               4,795      2,743       487      151        8,176
Equity in earnings (losses) of
   joint ventures             79          1    (1,240)      --       (1,160)
Investment in
  joint ventures             145        495    (7,969)      --       (7,329)
Segment assets (4)        62,384     53,323     6,780   13,760      136,247
Expenditures for
  segment assets           6,433      3,930       406      997       11,766

1997

Revenues (1)              90,949     40,338     5,065      146      136,498

Operating profit
   (loss) (2)(3)           2,079      3,772      (479)    (965)       4,407
interest expense          (1,479)    (1,102)     (164)    (300)      (3,045)
Income (loss) before
  income taxes and
  extraordinary loss         600      2,670      (643)  (1,265)       1,362

Depreciation               4,562      2,898       415      166        8,041
Equity in losses
  of joint ventures           --        (56)   (1,155)      --       (1,211)
Investment in
  joint ventures             100        112    (6,655)      --       (6,443)
Segment assets (4)        64,443     52,437     6,922   11,705      135,507
Expenditures for
  segment assets           6,485      4,153     1,002      822       12,462

1996

Revenues (1)              95,700     35,676     4,850      109      136,335

Operating profit
   (loss)(2)(3)            2,684      1,292      (508)  (1,016)       2,452
Interest expense          (1,777)    (1,381)     (181)    (236)      (3,575)
Income (loss) before
  income taxes and
  extraordinary loss         907        (89)     (689)  (1,252)      (1,123)

Depreciation               4,943      3,050       415      198        8,606
Equity in earnings (losses) of
   joint ventures             --        128    (1,010)      --         (882)
Investment in joint ventures  --      2,961    (6,256)      --       (3,295)
Segment assets (4)        61,969     53,731     7,943    9,208      132,851
Expenditures for
  segment assets         $ 4,657   $  2,309   $   289   $  707    $   7,962

(1) Amounts are principally revenues from external customers. Intersegment revenues and interest revenues were insignificant. Sales to any single customer did not exceed 10% of consolidated revenues. Revenues attributed to foreign countries were $4.3 million, $3.4 million and $5.2 million, respectively, in 1998, 1997 and 1996. Foreign sales are attributed to countries based on the location of the customer.

(2) "Operating profit (loss)" is total revenues less all expenses except allocated interest expenses and income taxes.
    Operating profit (loss) included in "Other" is primarily unallocated corporate expenses.

(3) Resort includes gains on land sales of $3.2 million in 1998 and $4.2 million in 1997. Commercial & Property includes gains on land sales of $221,000 in 1998, $1 million in 1997 and $700,000 in 1996.

(4)  Segment assets are located in the United States, primarily
    Maui.  Other assets are corporate and non-segment assets.



COMMON STOCK

     In compliance with the terms of certain borrowing arrangements, the Company did not declare any dividends in 1998 and 1997. As of December 31, 1998, the declaration and payment of cash dividends are restricted by the terms of borrowing arrangements to 30% of prior year's net income.
     At February 4, 1999, there were 372 shareholders of record. On May 1, 1998, the Company effected a four-for-one split of its common stock. All references to the number of shares of common stock and per share amounts have been restated to reflect the split. Also on May 1, 1998, the Company's common stock was listed and began trading on the American Stock Exchange under the symbol "MLP."
     Prior to May 1, 1998, the stock was traded over the counter nationally. The following chart reflects high and low sales prices after April 1998 and high and low bid prices as supplied by the National Quotation Bureau Incorporated for periods before May 1998. The quotes from the National Quotation Bureau reflect inter-dealer prices and do not include retail markup, markdown or commission and may not necessarily represent actual transactions.


                       First     Second    Third     Fourth
                      Quarter   Quarter   Quarter   Quarter

1998        High       $ 11 1/4  $ 21 5/8  $ 14 7/8  $ 10 3/8
            Low          10 15/16  10 7/8    9 1/4     8 13/16

1997        High         10 5/8    9 1/4     10 1/8    10 15/16
            Low          8 3/4     8 1/2     9         10 1/8

SELECTED FINANCIAL DATA

                          1998        1997     1996      1995      1994
                         (Dollars in Thousands Except Per Share Amounts)

FOR THE YEAR
Summary of Operations
 Revenues              $ 143,711 $ 136,498 $ 136,335 $ 125,577 $ 125,882
 Cost of goods sold       76,049    72,200    75,279    69,314    67,321
 Operating expenses       26,168    26,027    24,030    24,315    23,853
 Shipping and marketing   16,673    18,053    19,185    16,793    16,568
 General and
   administrative         15,094    14,600    14,507    15,160    14,352
 Equity in (earnings) losses
   of joint ventures (1)   1,160     1,211       882    (4,001)    4,844
 Interest expense          3,039     3,045     3,575     7,021     5,682
 Income tax
   expense (credit)        1,188       499      (376)   (1,466)   (2,829)
 Income (loss) before
   extraordinary loss      4,340       863      (747)   (1,559)   (3,909)
 Extraordinary loss, net of
   income tax credit        (744)       --        --        --        --
 Net income (loss)         3,596       863      (747)   (1,559)   (3,909)

Per Common Share (2)
 Income (loss) before
   extraordinary loss        .60       .12      (.10)     (.22)     (.54)
 Extraordinary loss, net of
   income tax credit        (.10)       --        --        --        --
 Net income (loss)           .50       .12      (.10)     (.22)     (.54)

Other Data
 Cash dividends
    Amount                    --        --        90        --        --
    Per common share (2)      --        --       .01        --        --
 Depreciation            $ 8,176 $   8,041 $   8,606 $  10,202 $  10,851
 Return on beginning
   stockholders' equity      6.1%      1.5%    (1.3%)    (2.6%)    (6.1%)
 Percent of net income (loss)
   to revenues               2.5%       .6%     (.5%)    (1.2%)    (3.1%)

AT YEAR END
Current assets less
 current liabilities (3) $18,985 $  20,283 $  19,467 $  23,428 $  (1,097)
Ratio of current assets
 to current liabilities (3) 2.14      2.20      2.23      2.78       .97
Property, net of
 depreciation (4)        $89,921 $  88,047 $  86,610 $  88,557 $ 180,194
Total assets (4)         136,247   135,507   132,851   137,085   235,411
Long-term debt and
 capital leases (4)       23,592    29,435    28,898    36,227    99,180
Stockholders' equity
 Amount                   62,492    58,896    58,033    58,870    60,429
 Per common share (2)    $  8.69 $    8.19 $    8.07 $    8.19 $    8.41
Common shares
   outstandin          7,188,500 7,188,500 7,188,500 7,188,500 7,188,500

(1) Equity in (earnings) losses of joint ventures for 1995 includes earnings of $4,990,000, representing the reversal of the Company's previous equity in losses of Kaptel Associates.
(2) All references to the number of shares of common stock and per share amounts have been restated to reflect the four-for-one common stock split as of May 1, 1998.
(3) At December 31, 1994, current liabilities exceeded current assets because borrowings totaling $27.8 million on a revolving credit commitment were classified as current.
     After the amendment to the commitment in July of 1995, borrowings under this line have been classified as noncurrent.
(4) Property, net of depreciation, total assets and long-term debt and capital leases decreased in 1995 primarily because, as of April 30, 1995, the Company no longer consolidated
     Kaahumanu Center Associates (see Note 3 to Consolidated
     Financial Statements).


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1998 vs. 1997

CONSOLIDATED
     The Company reported consolidated net income of $3.6 million for 1998 compared to $863,000 for 1997. The increase in net income for 1998 resulted from higher operating profits from Pineapple and Kapalua Resort operations that more than offset lower results from the Commercial & Property segment. Included in Resort operating profit for 1998 is the gain from the sale of a 75-acre parcel in Plantation Estates Phase II in December of 1998. Land sales contributed approximately $2.9 million to net income for 1998 compared to $3.3 million in 1997. In December of 1998, the Company retired $20 million of 8.86% senior unsecured notes. The prepayment penalty of $1.2 million has been accounted for as an extraordinary loss of $744,000 (net of income tax credit of $456,000).
     General and administrative expenses increased by 3% in 1998 compared to 1997. The increase primarily was due to higher expense for postretirement health and life insurance benefits because of a .5% discount rate reduction as of December 31, 1997, accruals for incentive awards for the Company's non-bargaining salaried personnel and charges for an enhanced early retirement package offered to employees in the Pineapple and Corporate divisions. The increase in expense in these categories was partially offset by lower expenses in the land management area and reductions in insurance costs.
     Interest expense in 1998 was comparable to 1997.

PINEAPPLE
     Pineapple revenues of $97.7 million in 1998 increased $6.8 million over 1997. Approximately 38% of the increase was the result of higher case sales volume (the number of cases sold) of canned pineapple and about 16% was due to higher average prices. A change in the product mix sold (fruit, juice, concentrate) and a higher volume of fresh product sales accounted for most of the remaining revenue increase. Operating profit was $5.5 million in 1998 compared to $2.1 million in 1997.
     Pineapple cost of sales increased as a result of higher sales volume. However, the average cost per case decreased in 1998 compared to 1997. In 1998, a partial liquidation of LIFO inventories resulted in lower costs from prior years being included in cost of sales. Cost of sales would have been higher by $1,636,000 based on current production costs for 1998. Per unit production costs were slightly lower in 1998 compared to 1997 as a result of improved recoveries (the amount of saleable product per ton of fruit processed), reduction of personnel costs through an early retirement program, job consolidations and other production efficiencies.
     Shipping and selling costs were higher in 1998 compared to 1997 due to higher volume of cases sold and increases in warehousing and transportation costs.

RESORT
     Revenues from the Kapalua Resort were $41.9 million in 1998 compared to $40.3 million in 1997. Resort operating profit was $5.2 million in 1998 compared to $3.8 million in 1997. Operating profit for 1998 included $3.2 million from land sales at the Resort. In December of 1998, a 75-acre parcel in Plantation Estates Phase II was sold, which contributed $2.8 million to Resort operating profit. This large parcel, originally planned for 26 lots, was consolidated by the buyer into a single lot for family use that may be subdivided into a maximum of eight lots. In 1997, the sale of a 50% interest in a 12 acre beachfront parcel at Kapalua contributed $4.2 million to Resort revenues and operating profit.
     Excluding land sales, Resort operating profit was $2 million in 1998 compared to an operating loss of $452,000 in 1997. The improved results are partially due to the re-opening of The Kapalua Bay Hotel, which was closed during part of 1997. Ground rents for the hotel were suspended until September of 1997 while restoration work took place. In 1998, revenues from commercial leases increased by 23%.
     Revenues from Resort golf operations increased by 6% in 1998 due to an increase in the number of paid rounds and higher average rates for green and cart fees. Gross rental income and management fees from The Kapalua Villas rental program increased by 12% in 1998 as a result of higher occupancies and higher average room rates. Kapalua Realty contributed a 62% increase in commission revenues. Merchandise sales declined in 1998 by 2% compared to 1997.
     Marketing expenses were lower in 1998 compared to 1997 primarily because Kapalua did not host a major golf tournament in 1998. Cost of sales was lower in 1998 as a result of the lower volume of merchandise sales. Increases in other operating and administrative expenses offset these reductions. However, overall expenses for 1998 exceeded 1997 by less than 1%.

COMMERCIAL & PROPERTY
     Revenues from Commercial & Property were $4.1 million in 1998 compared to $5.1 million in 1997. This segment produced an operating loss of $1.1 million in 1998 compared to $479,000 in 1997. The reduction in revenue and the increase in operating loss was principally due to a decrease in land sales attributable to this segment. Land sales contributed gains of $221,000 in 1998 compared to $1 million in 1997.
     Costs and expenses for this segment were $5.2 million in 1998 compared to $5.5 million in 1997. Lower expense in 1998 was primarily due to lower insurance and other costs for land management. The Company's equity in losses of Kaahumanu Center Associates was $1,240,000 in 1998 compared to $1,155,000 in 1997.
The increase in the loss reflects reductions in minimum rents and lower recoveries of common area costs from tenants.


1997 vs. 1996

CONSOLIDATED
     The Company reported consolidated net income of $863,000 for 1997 compared to a net loss of $747,000 for 1996. The improved results were due to land sales that contributed $3.3 million to net income in 1997. In the second quarter of 1997, the Resort segment recorded the sale of a 50% interest in the 12-acre parcel of land adjacent to The Kapalua Bay Hotel. In the third quarter of 1997, the Commercial & Property division recorded the sale of two land parcels.
     General and administrative expenses increased by about 1% in 1997 compared to 1996 as increases due to wage adjustments and the use of outside consultants were partially offset by lower expenses for pensions, postretirement benefits and insurance.
     Interest expense decreased by 15% in 1997 compared to 1996. The decrease is a result of lower average borrowings in 1997 and lower average interest rates. The rate reduction is the result of moving borrowings into lower fixed rate loans at the end of 1996 and during 1997, and renewing the Company's revolving credit lines at lower rates in 1997.

PINEAPPLE
     Revenues from Pineapple operations were $90.9 million in 1997 compared to $95.7 million in 1996. Operating profits from Pineapple were $2.1 million in 1997 compared to $2.7 million in 1996. Lower case sales volume (the number of cases sold) and a change in the mix of products sold (fruit, juice, concentrate) resulted in a $6.8 million decline in revenue from Pineapple operations. This decline was partially offset by higher average sales prices and higher fresh fruit and other sales.
     Pineapple cost of sales decreased with the reduction in sales volume. The average cost of sales per case sold in 1997 was higher than 1996 because in 1996 there was a partial liquidation of LIFO inventories that resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1996 would have been higher by $1,281,000 based on current production costs for that year. In 1997, recoveries (the amount of saleable product per ton of fruit processed) were better than in 1996, resulting in a lower unit production cost of canned pineapple product. In 1996, unfavorable weather conditions resulted in poor yield (tons per acre) and lower recoveries and, in turn, an increase in unit production costs.
     Pineapple shipping and marketing costs were lower in 1997 compared to 1996 as a result of the lower volume of cases sold and changes in marketing programs.

RESORT
     Revenues from the Kapalua Resort operations were $40.3 million in 1997 compared to $35.7 million in 1996. Operating profits from this segment were $3.8 million in 1997 compared to $1.3 million in 1996. Revenues and operating profits for 1997 included the sale to the owners of The Kapalua Bay Hotel of a 50% interest in the 12-acre parcel of land adjacent to the Hotel. This transaction added $4.2 million to Resort revenues and operating profits.
     Excluding land sales, the Resort operating loss was $452,000 in 1997 compared to an operating profit of $1.3 million in 1996. Lower results in 1997 largely reflect a 30% decline in income from commercial leases and an 8% reduction in merchandise sales. The most significant lease rent reduction was attributable to The Kapalua Bay Hotel, which was closed during part of 1997 for restoration work. The ground lease for The Kapalua Bay Hotel was renegotiated as of September 1996 to include a one year moratorium on ground rent and two years of reduced rents.
Closure of the hotel also affected Kapalua's other operations, including merchandise sales and percentage rents from other commercial leases.
     In 1997, The Kapalua Villas consolidated villa management on the resort by increasing the number of units in the program by 55%. As a result, both gross rental income and management fees increased by 44% in 1997. This expansion of The Villas rental program resulted in significantly higher operating expenses in 1997, which offset increased revenue.
     Resort golf operations contributed a 5% increase in revenues in 1997 due to an increase in the number of paid rounds. Commission income from Kapalua Realty increased by 40% in 1997 and Resort membership income increased over 60%. However, these gains were more than offset by increased legal expenses, resort maintenance and repairs and administration costs.

COMMERCIAL & PROPERTY
     Revenues from the Commercial & Property division were $5.1 million in 1997 compared to $4.9 million in 1996. Operating losses attributable to this segment were $479,000 in 1997 compared to $508,000 in 1996. Improved revenues and operating profits in 1997 were due to two land sales in the third quarter of 1997. Land sales in 1997 added $1 million to revenues and operating profits compared to $700,000 in 1996.
     Costs and expenses charged to Commercial & Property were $5.5 million in 1997 compared to $5.4 million in 1996. Included in costs and expenses is the Company's equity in the losses of Kaahumanu Center Associates, which was $1.2 million in 1997 compared to $1 million in 1996. Increased revenues at Kaahumanu Center were more than offset by higher expenses, most significantly higher payroll and related costs and bad debt expense.

LIQUIDITY, CAPITAL RESOURCES AND OTHER

     At December 31, 1998, the Company's total debt, including capital leases, was $26.3 million, a reduction of $6.2 million from year-end 1997. Total debt was reduced as a result of cash flows from operating activities. Unused short- and long-term credit lines available to the Company at December 31, 1998 totaled $35.4 million. Included in this amount is a $15 million development line of credit for construction of The Village Course Clubhouse and Kapalua Golf Academy. Ground breaking for this capital project took place in January of 1999.
     Resort capital expenditures for projects other than the clubhouse and golf academy are expected to be $2.5 million in 1999, of which 66% are for replacement of existing equipment. Pineapple capital expenditures are expected to be $7 million in 1999, including $5.2 million for equipment replacement. In addition to these capital expenditures, the Company expects to invest approximately $1.4 million in other investments for its Pineapple and Resort operations. The credit lines currently available to the Company are expected to be sufficient to fund seasonal cash requirements as well as the planned capital expenditures and investments.
     Antidumping duties were in effect on canned pineapple fruit imported from Thailand throughout 1998 as a result of an antidumping petition in 1994 to which the Company was a party.
In 1997, both the Company and the Department of Commerce appealed a November 1996 decision by the United States Court of International Trade (USCIT) regarding the appropriate method to allocate cost to canned pineapple. The USCIT decision required the Department of Commerce to recalculate the antidumping duties using accounting methods not normally used by Thai producers.
The Company and the Department of Commerce believe this method understates the magnitude of canned pineapple dumping by Thai producers. In April of 1998, the United States Court of Appeals for the Federal Circuit heard the appeals of Maui Pineapple Company, Ltd. and the Department of Commerce. A final decision is expected sometime in 1999.
     The amount of duties on pineapple imports from Thailand is subject to annual administrative reviews by the Department of Commerce. Either the Company or the Thai producers may request these reviews. If the cost of production changes relative to the selling price of the product in the U.S., the duties would be adjusted. Some of the Thai pineapple companies have significantly reduced their antidumping duties through the annual review process. The U.S. Department of Commerce has begun the third annual review and preliminary margins are expected to be announced in April 1999, with final results in July 1999.
Present antidumping duties on imports of canned pineapple fruit from Thailand range from less than 1% up to 51%.
     The Company is a party to litigation related to the County of Maui's claim against certain chemical manufacturers because of contamination by a nematocide commonly known as DBCP in certain water wells on Maui (see Note 12 to Consolidated Financial Statements).
     The Company, as a partner in various partnerships, may under particular circumstances be called upon to make additional capital contributions (see Note 3 to Consolidated Financial Statements).

YEAR 2000
     The Company has evaluated its information technology (IT) and non-IT systems with respect to Year 2000 capability and has set target dates for compliance of all systems. Several of the Company's data processing applications use software programs purchased from outside vendors. Except as mentioned in the discussion that follows, all applications requiring upgrades are now Year 2000 compliant.
     The Company has received the vendor-provided software upgrades for its Human Resource system. Installation and testing of this upgrade is scheduled for completion by the end of the first quarter 1999. The Year 2000 software upgrade for the Resort merchandise inventory control and golf reservations application will be received in March 1999. Installation and testing will follow and is targeted for May 1999. The upgrade to the operating system used by this application is presently available and will be installed after the software application is installed, tested and in use. The target date for completion is July 1, 1999.
     All of the Company's custom data processing applications require modification to be Year 2000 compliant. Among them, the Pineapple sales system and the Pineapple warehouse system are critical to the Company's operations. Modification and testing of both systems were complete by year-end 1998 and the remaining custom data processing applications are scheduled to be compliant by the end of the second quarter of 1999.
     It is anticipated the Company's Information Services personnel will spend approximately 90% of their time on Year 2000 compliance through the second quarter of 1999 and approximately 50% of their time on non-critical Year 2000 programming issues during the second half of 1999 and the first quarter of 2000. It appears that the Company's present Information Services personnel will be able to complete all program modifications, installations and testing, and that no outside resources will be required. The Company has not incurred any material expenditures of Year 2000 compliance and, based on current information, no material future expenditures have been identified. The Company does not separately track internal costs incurred for Year 2000 issues. Such costs are principally payroll and related costs for the Company's Information Services personnel.
     The Company initiated correspondence with vendors, suppliers and trading partners during 1998 and January 1999 to assess risk of business interruption by noncompliance of third parties. Through early March 1999, the Company received responses to approximately 40% of its inquiries, including all of those whose noncompliance would have a material impact on the Company. The responses indicate that these companies' data processing systems are either Year 2000 compliant or are expected to be compliant by the end of the first quarter of 1999.
     The most reasonably likely worst case scenario involves installation of the upgrade for the Resort merchandise inventory control system. This system accumulates and processes data for approximately 150,000 items sold in ten retail outlets at the Kapalua Resort. Delay in the installation and testing of this software upgrade could affect merchandise purchase order procedures, resulting in decreased control over inventory levels. Reorder lead times range from four to seven months and proper reorder control requires that active purchase orders be recorded in the inventory control system.
     The Company has obtained a commitment for delivery and installation of an alternate merchandise inventory control system that is Year 2000 compliant. Contingency plans include beginning installation of the alternate system in May 1999 if it does not appear that the June 1 target date for Year 2000 compliance of the present system will be met. Should it become necessary to install an alternate system for the Resort merchandise inventory control, the expected cost for software, hardware and installation is estimated to be $250,000.

MARKET RISK
     The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. The Company manages this risk by monitoring interest rates and future cash requirements, and evaluating opportunities to refinance borrowings at various maturities and interest rates. At December 31, 1998, 77% of the Company's short- and long-term borrowing commitments carried interest rates that were periodically adjustable to the prime rate or to a LIBOR rate and 23% carried interest at fixed rates. Based on debt outstanding at the end of 1998, a hypothetical 100 basis point increase in interest rates would result in a reduction to annual pretax income of approximately $150,000. A hypothetical decrease in interest rates of 100 basis points would increase the fair value of the Company's long-term debt by approximately $400,000. At December 31, 1998, the fair value of the Company's long-term debt exceeded the carrying amount by approximately $22,000 as a result of a general decline in quoted interest rates.

IMPACT OF INFLATION AND CHANGING PRICES
     The Company uses the LIFO method of accounting for its pineapple inventories. Under this method, the cost of products sold approximates current cost and during periods of rising prices the ending inventory is reflected at an amount below current cost. The replacement cost of pineapple inventory was $19 million at December 31, 1998, which was $11 million more than the amount reflected in the financial statements.
     Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the Pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua, some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.

FORWARD-LOOKING STATEMENTS
     The Company's Annual Report to Shareholders contains forward-looking statements (within the meaning of Private Securities Litigation Reform Act of 1995) as to the Company's expectations concerning 1999 profitability, the future of new products and new business development, distribution of pineapple through Premium Tropicals International LLC and under the Royal Coast label, the appeal of a decision affecting antidumping duties, a continuing relationship with Mercedes-Benz and the PGA TOUR, management changes at The Kapalua Bay Hotel, success of The Village Course Clubhouse and Kapalua Golf Academy, and development and sale of condominiums comprising Coconut Grove on Kapalua Bay. In addition, from time to time, the Company may publish forward-looking statements as to those matters or other aspects of the Company's anticipated financial performance, business prospects, new products, marketing initiatives, or similar matters.
     Forward-looking statements contained in the Annual Report to Shareholders or otherwise made by the Company are subject to numerous factors (in addition to those otherwise noted in the Company's Annual Report or in its filings with the Securities and Exchange Commission) that could cause the Company's actual results and experience to differ materially from expectations expressed by the Company. Factors that might cause such differences, among others, include (1) changes in domestic, foreign or local economic conditions that affect availability or cost of funds, or the number, length of stay or expenditure levels of eastbound or westbound visitors, or agricultural production and transportation costs of the Company and its competitors, or Maui retail or real estate activity; (2) the effect of weather conditions on agricultural operations of the Company and its competitors; (3) the success of the Company in obtaining land use entitlements and timely resolution of contested case proceedings or other actions that could delay or prevent the Company's development activities or public projects that may affect its operations (such as the expansion of Kahului Airport runway); (4) the possibility of an adverse ruling on appeal of the antidumping decision; (5) events in the airline industry affecting passenger or freight capacity or cost; (6) possible shifts in market demand; (7) the impact of competing products, competing resort destinations, and competitors' pricing; and (8) the Company's assessment of the time and resources required with respect to Year 2000 compliance.




MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
Gary L. Gifford

Executive Vice President/Finance
Paul J. Meyer

Executive Vice President/Pineapple
Douglas R. Schenk

Executive Vice President/Resort
Donald A. Young

Vice President/Retail Property
Scott A. Crockford

Vice President/Land Management & Development
Warren A. Suzuki

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller & Assistant Treasurer
Ted L. Proctor



Directors

Mary C. Sanford--Chairman
Chairman of the Board
Maui Publishing Company, Ltd.

Richard H. Cameron--Vice Chairman
Publisher
Maui Publishing Company, Ltd.

Peter D. Baldwin
President
Baldwin Pacific Corporation

Samuel K. Himmelrich, Sr.
President
Windsor Terminal, Inc.

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Fred E. Trotter III
President
F. E. Trotter, Inc.


Audit and Compensation Committees

Peter D. Baldwin
Richard H. Cameron
Samuel K. Himmelrich, Sr.
Randolph G. Moore--Chairman, Audit
Mary C. Sanford
Fred E. Trotter III--Chairman, Compensation

PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Sales & Marketing
James B. McCann

Executive Vice President/Finance
Paul J. Meyer

Vice President/Cannery
Eduardo E. Chenchin

Vice President/Plantations
L. Douglas MacCluer

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Douglas B. Cameron
Gary L. Gifford
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Fred E. Trotter III


KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Donald A. Young

Executive Vice President/Finance
Paul J. Meyer

Vice President/Administration
Caroline P. Egli

Vice President/Development
Robert M. McNatt

Vice President/Resort Operations
Gary M. Planos

Treasurer
Darryl Y. H. Chai

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Richard H. Cameron--Vice Chairman
Peter D. Baldwin
Gary L. Gifford
Paul J. Meyer
Randolph G. Moore
Jared B. H. Sanford
Fred E. Trotter III
Donald A. Young


Andrew T. F. Ing, died March 6, 1999.  Director Emeritus of Maui
Land & Pineapple Company, Inc., Director of Maui Pineapple
Company, Ltd. and Kapalua Land Company, Ltd.